Exhibit 21

List of Subsidiaries
of Chisen Electric Corporation
(as of June 14, 2011)

1.	Fast More Limited,a Hong Kong company

2.	Zhejiang Chisen Electric Co., Ltd., a PRC company (f/k/a Changxing Chisen Electric Co., Ltd., and the wholly-owned, chief operating subsidiary of Fast More Limited)

3.	Chisen Electric Jiangsu Co., Ltd., a PRC company (a wholly-owned subsidiary of Zhejiang Chisen Electric Co., Ltd.)